FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
  --

Issued: Thursday 16 April 2009, London UK & Philadelphia, US

GlaxoSmithKline and Pfizer announce innovative agreement to create a new world-leading, specialist HIV company

-     Creates a new focused HIV business with the independence and sustainability to deliver significant improvements in treatment, access and shareholder value

-        Renews focus on HIV with industry-leading pipeline to deliver more new HIV treatments

-        Equity split of 85% GSK and 15% Pfizer

GlaxoSmithKline plc (GSK) and Pfizer Inc (PFE) today announced they have entered into an agreement to create a new world-leading HIV company focused solely on research, development and commercialisation of HIV medicines. The new HIV business will be more sustainable and broader in scope than either company's individually, and will hold a 19% share of the growing market and have an industry-leading pipeline.  GSK will initially hold an 85% equity interest in the new company and Pfizer will hold 15%.

Andrew Witty, Chief Executive Officer, GSK said:  "Today marks a definitive step by GSK to renew our focus and deliver more medicines, more efficiently, to people living with HIV/AIDS. At the core of this specialist business is a broad portfolio of products and pipeline assets, which can be more effectively leveraged through the new company's strong revenue base and dedicated research capability. HIV remains a global threat with increasing incidence and viral resistance. This new company will be better placed to meet these challenges and improve access to treatments."

Jeff Kindler, Chief Executive Officer, Pfizer said:  "By combining Pfizer's and GlaxoSmithKline's complementary strengths and capabilities, we are creating a new global leader in HIV and reaffirming our ongoing commitment to the treatment of the disease. With the strength of the companies' current HIV products, as well as the complementary fit of Pfizer's HIV pipeline and GSK's global distribution capabilities, the new company is well positioned to bring new and improved medicines to patients with more speed and efficiency. The new company can reach more patients and accomplish much more for the treatment of HIV globally than either company on its own."

Focused new business with industry-leading HIV pipeline

The new company will have a broad product portfolio of 11 marketed products including market-leading therapies such as Combivir, Kivexa  and Selzentry/Celsentri. Based on 2008 pro-forma results, this combined portfolio generated sales of approximately £1.6 billion and these revenues will provide the new company with financial stability and support investment in its pipeline.

The clear focus of the new business will be to invest in research and development of innovative HIV treatments and formulations that improve adherence and overcome resistance to the virus.

The company will have an industry-leading pipeline of 6 innovative and targeted medicines, including 4 compounds in phase II development. Altogether, the new company will have 17 molecules at its disposal to develop in fixed-dose combinations as possible new HIV treatments. The new company will contract R&D services directly from GSK and Pfizer to develop these medicines.

The new company will also invest in early-stage research and discovery of HIV medicines, and will benefit from a new Research Alliance Agreement with GSK and Pfizer. Under this new alliance, GSK and Pfizer will continue to conduct discovery research and development into HIV medicines and the new company will invest in this activity and will have exclusive rights of first negotiation in relation to any new HIV-related medicine developed by either GSK or Pfizer.

New company's product portfolio and pipeline

Combined Marketed Product Portfolio		Combined Clinical Development Pipeline
Product	Class	Product	Class	Phase
Agenerase	Protease inhibitor	GSK 1349572	Integrase inhibitor	II
Combivir	NRTI	UK-453061	NNRTI	II
Epivir/3TC	NRTI	GSK 2248761 (IDX899)	NNRTI	II
Epzicom/Kivexa	NRTI	PF-232798	CCR5 antagonist	II
Lexiva/Telzir	Protease inhibitor	PF-3716539	PK enhancer	I
Rescriptor	NNRTI (US only)	GSK706769	CCR5 antagonist	I
Retrovir/AZT	NRTI
Selzentry/Celsentri	CCR5 antagonist
Trizivir	NRTI
Viracept	Protease inhibitor (N. America only)
Ziagen	NRTI

Initiatives to improve treatment access

The new company will continue GSK's and Pfizer's commitments to improve access to HIV medicines for everyone.

Not-for-profit pricing for HIV medicines will continue for those countries most in need, and the new company will continue to facilitate new voluntary licences to diversify production and expand capacity in these markets.

The new company will also conduct research and development activities specifically to address appropriate access to HIV medicines in developing countries. In particular, the new company will increase its research effort into treatments and formulations for children living with HIV.

The new company will continue GSK and Pfizer's strong record of community support for HIV. GSK's long-standing Positive Action programme will transfer to the new company, maintaining a focus on prevention, tackling stigma and discrimination, and building capacity and treatment literacy within the global community. Since 2002, GSK has conducted 65 partnership projects across 63 countries and the new company will continue to invest in Positive Action.

Pfizer has made substantial investments in the fight against HIV/AIDS, as evidenced through its partnerships with key stakeholders and organisations. The Pfizer Foundation remains committed to its continued support of ConnectHIV in the USA, the Diflucan Partnership Program in developing countries and the Infectious Diseases Institute, a global centre of excellence for teaching, research and healthcare delivery in Africa.

  Independent leadership dedicated to HIV treatment

The management of the new company will bring a new focus to the global HIV therapy area and will be able to rapidly prioritise and access internal and external investment opportunities.

Dominique Limet has been appointed as Chief Executive Officer Designate of the new company and as a member of its Board.

Dominique is currently Senior Vice President and Head of GSK's Personalised Medicine Strategy. He is a trained physician and has held a number of senior leadership roles at GSK including as regional President for Southern and Eastern European markets and as General Manager of GSK France. Dominique has served as a member of GSK's Positive Action Steering Committee and was a board member of the GSK France Foundation which supported a range of HIV/AIDS-related programmes around the world.

Other Board members to be appointed to the new company are:

  Julian Heslop, Chief Financial Officer, GSK and Chairman of the new HIV company

  Cees Heiman, Regional President, Specialty Care Business Unit, Europe, Pfizer

  Zhi Hong, SVP and Head of Infectious Diseases CEDD, GSK

  Abbas Hussain, President Emerging Markets, GSK

  Duncan Learmouth, SVP Corporate Communications & Community Partnerships, GSK

  Martin Mackay,  President, Global Research & Development, Pfizer

  Ian McCubbin, SVP Strategy, Logistics and External Supply, GSK

  Ellen Strahlman, SVP and Chief Medical Officer, GSK

GSK and Pfizer have established an integration steering committee, with representatives from both companies to prepare for the operation of the new company upon the closing of the transaction. A head of R&D will be appointed to oversee all research and development activities. Manufacturing and other services will be provided by GSK and Pfizer.

Financial details

The combination is highly complementary and serves both companies strategically. For GSK, the transaction will expand its marketed portfolio, helping to reduce the impact of patent expiries to several of its HIV products in future years, and it will provide access to a broad range of new pipeline assets. For Pfizer, the collaboration will provide Selzentry/Celsentri and its pipeline assets with access to GSK's global HIV commercial organisation and HIV distribution network to better reach patients in need.

Equity interests

Upon completion of the transaction, GSK will hold an 85% equity interest in the new company and Pfizer will hold 15% reflecting the value of their currently marketed products. To reflect the potential future performance of their respective HIV pipeline products, GSK and Pfizer have agreed a structure for their equity interests to be adjusted in the event that specified sales and regulatory milestones are achieved.

If all milestones were to be achieved, GSK's equity interest in the new company would be 75.5% and Pfizer's would be 24.5%. In the event that the only milestones achieved are in respect of the pipeline assets originally contributed by GSK, GSK's equity interest in the new company would be 91% and Pfizer's would be 9%.  In the event that the only milestones achieved are in respect of the products and pipeline assets originally contributed by Pfizer, GSK's equity interest in the new company would be 69.5% and Pfizer's would be 30.5%.

The dividend entitlements of GSK and Pfizer in respect of their respective equity interests also include provision for preferential dividend payments if specified sales thresholds are met in respect of the marketed products and pipeline assets that they each originally contributed to the new company.

  Accounting

The new company will be fully consolidated in GSK's financial statements and Pfizer's share of the new company will be reflected as a minority interest. As part of the transaction GSK and Pfizer will exchange assets, and as a result GSK will be required to add Pfizer's marketed and pipeline assets into its accounts at fair value. Consequently, under accounting rules which apply to acquisitions completed prior to the end of 2009, this asset exchange will result in a one-off non-cash, pre-tax accounting gain for GSK on the closure of the transaction, which is expected during the fourth quarter of 2009. GSK will report this gain within other operating income.

Earnings and cashflows

Reflecting GSK's greater contribution of marketed products to the new company, and the pipeline investment required, the transaction is expected to result in marginal near-term earnings per share dilution for GSK of approximately 1 to 2% in 2010 and 1% in 2011. This dilution is expected to reverse as the new company's pipeline starts to generate sales. The transaction is expected to be neutral to Pfizer's earnings in 2009 and slightly accretive in 2010 and 2011.

The estimated dilution for GSK includes charges for amortisation of intangible assets related to Pfizer's current and future marketed products, includes the realisation of annual pre-tax cost savings of up to £60 million by 2011 and excludes the one-off non-cash, pre-tax accounting gain referenced above. Synergies will be delivered through elimination of overlapping commercial infrastructure.

The transaction will have a small adverse impact on GSK's reported cashflow in 2010-2011 as a result of minority dividends paid, and is expected to be cashflow accretive by 2012.

The book value of the gross assets contributed to this transaction by GSK and Pfizer is approximately £250 million. Based on 2008 pro-forma results, sales of the combined portfolio were approximately £1.6 billion with operating profits of approximately £870 million.

Conditions to transaction closing

The closing of the transaction and commencement of the new company's business is conditional upon certain matters including receiving certain regulatory and tax clearances, and no material adverse change occurring in respect of either GSK's or Pfizer's HIV business prior to closing. The transaction is expected to close in the fourth quarter of 2009.  The companies will also conduct consultations with staff, works councils, trade unions and other employee representatives as appropriate and in accordance with applicable employment legislation.

www.hivfutures.com

For more information about this announcement, GSK and Pfizer have established a website www.hivfutures.com for all interested parties including physicians, patients, community stakeholders and investors.

Teleconferences

GSK will hold teleconferences for investors/analysts and the media later today to discuss the transaction.

Investor/analyst teleconference	Media teleconference
13:30 UK time Dial in details UK free phone: 0800 011 3491 International dial in: +44 (0)208 438 2601 US free phone: +1 866 804 8688	14:30 UK time Dial in details UK free phone: 0808 234 7616 International dial in: +44 (0)207 365 8426 US free phone: +1 866 277 1182
Replay details of these teleconferences will be made available later today on www.hivfutures.com

S M Bicknell

Company Secretary

16 April 2009

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

Pfizer -  Founded in 1849, Pfizer is the world's largest research-based pharmaceutical company taking new approaches to better health. We discover, develop, manufacture and deliver quality, safe and effective prescription medicines to treat and help prevent disease for both people and animals. We also partner with health care providers, governments and local communities around the world to expand access to our medicines and to provide better quality health care and health system support. At Pfizer, more than 80,000 colleagues in more than 90 countries work every day to help people stay happier and healthier longer and to reduce the human and economic burden of disease worldwide.

GlaxoSmithKline Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	David Outhwaite	(020) 8047 5502
	Stephen Rea	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(919) 483 2839

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

Pfizer enquiries:
Media enquiries:	Ray Kerins	(212) 733 9203
	Joan Campion	(212) 733 2798

Investor enquiries:	Suzanne Harnett	(212) 733 8009
	Jennifer Davis	(212) 733 0717

  Cautionary statement regarding forward-looking statements

GlaxoSmithKline disclosure notice: Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2008.

Pfizer disclosure notice: The information contained in this release is as of 16 April 2009. Pfizer assumes no obligation to update any forward-looking statements contained in this release as a result of new information or future events or developments.

This release contains forward-looking information about Pfizer's and GlaxoSmithKline's agreement to create a new HIV company and about the prospects of that company, including revenues from in-line products and the potential benefits of product candidates that will be contributed to that company, as well as the potential financial impact of the transaction. Such information involves substantial risks and uncertainties including, among other things, the satisfaction of conditions to closing the transaction; the uncertainties inherent in research and development activities; decisions by regulatory authorities regarding whether and when to approve any drug applications that have been or may be filed for such product candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such product candidates; and competitive developments.

A further list and description of risks and uncertainties can be found in Pfizer's Annual Report of Form 10-K for the fiscal year ended December 31, 2008 and in its reports on Form 10-Q and Form 8-K.

Trademarks

Brand names appearing in italics throughout this document are trademarks of GSK and Pfizer.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 16 2009

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc